Exhibit 11.1

(Translation, for reference only)

ChipMOS TECHNOLOGIES INC.

Code of Ethics and Business Conduct

Article 1	(Purpose and basis)

This Code of Ethics and Business Conduct (the “Code”) is stipulated to guide the directors, supervisors, managerial officers and other employees of ChipMOS TECHNOLOGIES INC. (the “Company”) to comply with the ethical standards, and to help the interested parties of the Company better understand the ethical standards of the Company.

Article 2	(Scope of application)

This Code applies to the directors, supervisors, managerial officers and other employees of the Company. The aforementioned are collectively called “Persons” herein.

Article 3	(The rules of integrity)

When conducting business, the Company and the Persons shall follow the ethical standards and the rules of integrity and shall comply with this Code.

Article 4	(Prevention of conflict of interest)

The Persons shall conduct business in an objective and efficient manner and shall not take advantage of their positions in the Company to obtain improper benefits for themselves or their spouses, parents, children, or relatives within the second degree of kinship.

The Persons shall actively report to the Company whether there is any potential conflict of interest if there are loans of funds, provisions of guarantees, major asset transactions or purchase (or sale) of goods between the Company and the affiliated enterprise at which the person mentioned in the preceding section works. The Persons shall comply with this Code to prevent any conflict of interest.

Article 5	(Prohibition of pursuing personal gain)

The Persons shall not engage in any of the following:

1. Pursuing personal gain by using property or information of the Company or taking advantage of their positions.

2. Competing with the Company.

(Translation, for reference only)

3. Any conduct prohibited by this Code and other policies of the Company.

When the Company has an opportunity for making profit, it is the responsibility of the directors, supervisors, and managerial officers to maximize the reasonable and lawful benefits that can be obtained by the Company.

Article 6	(Confidentiality)

The Persons shall keep any technical and non-technical information of the Company, and any information of the suppliers or customers of the Company (“Confidential Information”) confidential, except as authorized or required by laws to disclose such Confidential Information. Confidential Information includes any undisclosed information that, if exploited by a third party or disclosed, could result in damage to the Company or its customers.

Article 7	(Fair trade)

The Persons shall treat all suppliers, customers, competitors and employees fairly, and may not obtain improper benefits through manipulation, concealment, or abuse of the information obtained from their positions, through misrepresentation of material facts, or through other unfair dealings.

Article 8	(Protection and proper use of Company assets)

The Persons shall protect assets of the Company and shall ensure that such assets can be effectively and lawfully used for business. The Persons shall protect against any theft, negligence in care, or waste of such assets.

Article 9	(Legal compliance)

The Persons shall comply with the Securities and Exchange Act and other applicable laws and regulations.

Article 10	(Encouraging reporting on illegal or unethical activities)

The Persons shall actively report to the independent directors, supervisors, managerial officers, chief internal auditor, or other appropriate officers of the Company upon suspicion or discovery of any activity in violation of any laws or regulations or this Code, and shall provide sufficient information to the Company to facilitate subsequent steps.

All reports will be kept confidential and verified through an independent investigation to protect the reporter.

Article 11	(Disciplinary measures and appeal system)

(Translation, for reference only)

Any violation by the Persons of this Code shall be handled by the Company in accordance with applicable laws and regulations, and internal policies. The Company shall promptly disclose on the Market Observation Post System (MOPS) the date of such violation, reasons for such violation, the provision of this Code violated, and the disciplinary actions taken.

The Company shall establish a system to provide the violator of this Code with an opportunity to appeal.

Article 12	(Procedures for exemption)

Any exemption for the directors, supervisors, or managerial officers of the Company from compliance with this Code shall be adopted by a resolution of the board of directors of the Company. The Company shall promptly disclose on the MOPS the date on which the board of directors adopted the resolution for such exemption, objections or reservations of independent directors, and the period of, reason for, and principle behind such exemption, in order that the shareholders may evaluate the appropriateness of the board resolution to prevent any arbitrary or doubtful exemption from this Code, and to protect the interests of the Company by ensuring appropriate mechanisms for controlling any circumstance under which such exemption occur.

Article 13	(Method of disclosure)

The Company shall disclose this Code and its amendment on its company website, in its annual reports and prospectuses, and on the MOPS.

Article 14	(Enforcement)

This Code and its amendment shall be entered into force after it has been adopted by the board of directors. This Code and its amendment shall be reported to the shareholders at a shareholders meeting.

This Code was stipulated on August 13, 2013. The first amendment was adopted on March 12, 2015.

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